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Exhibit 2.1


                    AGREEMENT OF PURCHASE AND SALE OF ASSETS


AGREEMENT OF PURCHASE AND SALE OF ASSETS ("Agreement") is made January 19, 1999 by and among DEAN RADETSKY and CHERYL RADETSKY (each, a "Shareholder" and collectively the "Shareholders"), OPTIMUM LIFESTYLE, INC., a California corporation (the "Seller"), and AMBI INC., a New York corporation ("Purchaser"). Shareholders own all of the outstanding shares of capital stock of Seller.


                              W I T N E S S E T H:


IN CONSIDERATION of the mutual covenants and agreements hereinafter set forth, the parties hereby agree as follows:

1.       Purchase and Sale of Business and Assets.

         (a)      Purchase and Sale.

                  (i) Subject to and upon the terms and conditions set forth in this Agreement, Seller will sell, transfer, convey, assign and deliver to Purchaser, and Purchaser will purchase, at the closing described in
         Section 6 (the "Closing"), all of the business, assets, properties, goodwill and rights of Seller as a going concern, of every nature, kind and description, tangible and intangible, wheresoever located and whether or not carried or reflected on the books and records of Seller, except for the Excluded Assets (as defined in Section 1(d)). Such business, assets, properties, goodwill and rights other than the Excluded Assets are hereinafter sometimes collectively called "Seller's Assets."

                  (ii) The purchase and sale hereunder shall be deemed made as of the opening of business on January 1, 1999 (the "Effective Date"), so that, once the Closing has occurred, the economic benefits of Seller's business from and after the Effective Date shall be deemed to have accrued to the benefit of Purchaser, and the economic burdens of Seller's business from and after the Effective Date shall be deemed to be for the account of Purchaser. The parties will at the Closing make such payments among themselves as shall be necessary to put the parties in the same economic position they would have occupied had the Closing occurred on the Effective Date (the "As-Of Adjustments").

         (b) Except as set forth in Section 1(d), Seller's Assets include, without limitation:

                  (i) All of Seller's merchandise, inventories, materials and supplies used in the business of Seller including items in transit from vendors (hereinafter collectively referred to as "Inventory");

                  (ii) All accounts receivable, notes receivable and all accrued or unaccrued payments or obligations which have inured or shall inure to the benefit of Seller as of the date of Closing (the "Closing Date");


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                  (iii) All machinery, equipment, office equipment, leasehold improvements, fixtures, and supplies of Seller existing as of the Closing Date, including any replacements thereof but excluding any office equipment and furniture currently located in the personal residence of the Shareholders;

                  (iv) All of the right, title and interest of Seller in and to all United States and foreign patents, trademarks and copyrights, application for any of the foregoing, if any, all inventions and technology of Seller, including, but not limited to, manufacturing information, know-how and processes, quality control and quality assurance information, testing specifications and procedures, product formulations, and other trade secrets, and any and all variations or derivations thereof, and in and to all logos, insignias and advertising materials of Seller bearing the name "LITE BITES" or "HEALTHY BITES" and/or relating to the Seller's Assets, and all trade dress, trade names, and trademarks and trademark applications of Seller in any way related to the business of making, having made, using, selling and furnishing dietary supplements and other nutrition food products (the "Business");

                  (v) All of the right, title and interest in and to all leases of real and personal property to which Seller is a party with respect to the Business; Purchaser will succeed to the current month-to-month lease and will seek to amend the term thereof to a six-month or other term;

                  (vi) All of the right, title and interest of Seller in and to all agreements, contracts and orders, license agreements, franchise and all other agreements and contracts with respect to the Business, including but not limited to those described on the Disclosure Schedule (as hereinafter defined) as "Assumed Contracts";

                  (vii) The lists of Seller of suppliers and of clients which exist as of the Closing Date;

                  (viii) To the extent dated from and after January 1, 1997 or relating to any period from and after January 1, 1997, all of Seller's files, records and correspondence, including without limitation, employee lists and files, and sales and advertising materials and records, sales and purchase correspondence (reference is made to Section 7(f) for Purchaser's rights with respect to all files and materials prior to January 1, 1997);

                  (ix) All deposits, credits and prepaid items related to or arising from the Business;

                  (x) The goodwill of Seller;

                  (xi) The assets referred to in the form of Bill of Sale attached hereto as Exhibit A to this Agreement;

                  (xii) The assets (except for Excluded Assets, as defined in Section 1(d)) reflected on the December Balance Sheet (as defined in
         Section 10(f)), with only such dispositions of such assets reflected on the December Balance Sheet as shall have occurred in the ordinary course of Seller's business between the date thereof and the Closing and the existence of which shall not constitute a breach of any representation or warranty by Seller or either Shareholder hereunder;

                  (xiii) All other assets, properties, rights and businesses of every kind and nature owned or held by Seller relating to the Business, or in which Seller has an interest, on the


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         date hereof, known or unknown, fixed or unfixed, choate or inchoate, accrued, absolute, contingent or otherwise, whether or not specifically referred to in this Agreement.

         (c) Seller's Assets shall be conveyed free and clear of all liabilities, obligations, liens and encumbrances excepting only those liabilities and obligations which are expressly to be assumed by Purchaser hereunder and those liens and encumbrances securing the same which are specifically disclosed herein or expressly permitted by the terms hereof.

         (d) Prior to the Closing, Seller shall distribute to its shareholders an amount of cash and accounts receivable (if necessary) equal to its good faith estimate of undistributed profits (including amounts in its "AAA" account, if any, but excluding any bonus awarded to Marvin Segel in 1998) through the Effective Date, except to the extent that such distributions would reduce estimated working capital as of the Effective Date to less than $50,000. Any such undistributed profit which is not distributed by Seller to its shareholders prior to the Closing is considered an Undistributed Amount. The Undistributed Amount will be verified by Purchaser within thirty days of Closing. Purchaser shall pay the Undistributed Amount, if any, to Seller according to the following schedule:
                  (i) if the Undistributed Amount is less than $100,000, Purchaser shall pay Seller the full amount promptly upon verification of the amount, (ii) if the Undistributed Amount is between $100,000 and $250,000, the Purchaser shall pay Seller half each within 30 and 60 days of Closing, (iii) if the Undistributed Amount is between $250,000 and $400,000, then Purchaser shall pay one-third each within 30, 60 and 90 days of Closing, and (iv) if the Undistributed Amount is greater than $400,000, then Purchaser shall pay one-fourth each within 30, 60, 90 and 120 days of Closing. All payments of Undistributed Amounts shall be offset by the Purchaser against the First Contingent Payment (as hereinafter defined) in the manner provided in Section 2(e)(i). Cash or receivables distributed by Seller to its shareholders to satisfy undistributed profit distribution prior to the Closing (the "Pre-Closing Dividend"), the assets reflected on the December Balance Sheet (as hereinafter defined) as "Non-Assumed Accounts Receivables" and the assets designated on Schedule 1(d) (collectively the "Excluded Assets") are excluded from Seller's Assets. The term "working capital" means the amount, determined as of the Effective Date by which cash, accounts receivable and inventory exceed trade accounts payable. If, upon verification of the Undistributed Amount it is determined that Seller has distributed assets in excess of actual profits through the Effective Date, then Seller shall repay Purchaser pursuant to the same terms and schedule as stated above.

2.       Purchase Price.

         (a) In consideration of the sale, transfer, conveyance, assignment and delivery by Seller of the Seller's Assets to Purchaser, and in reliance upon the representations and warranties made herein by Seller and Shareholders, Purchaser will, in full payment thereof, pay to Seller a purchase price (the "Purchase Price") which shall be payable as and to the extent provided in Sections 2(b) through 2(i) and which shall consist of:

                  (i) $6,000,000 (the "Cash Payment"), plus

                  (ii) the Post-Closing Cash Adjustment (as defined in Section 2(c)), plus

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                  (iii) a number of shares of Purchaser's fully paid and
         nonassessable Common Stock (hereinafter "Purchase Price Shares") calculated under Section 2(d)), plus

                  (iv) the First Contingent Payments (as defined in Section 2(e)), plus

                  (v) the Second Contingent Payments (as defined in Section 2(f)), plus

                  (vi) the Third Contingent Payment (as defined in Section 2(g).

         (b) Purchaser shall pay the Cash Payment at the Closing by wire transfer to accounts designated by Seller.

         (c)      The Post-Closing Cash Adjustment is as follows:

                  (i) The "Post-Closing Cash Adjustment" shall equal the amount, if any, by which net sales of the Business during the period from October 1, 1998 through March 31, 1999 shall exceed $3,430,000, but in no event shall the Post-Closing Cash Adjustment be greater than $1,500,000. By mutual written agreement, in the event of the occurrence of material, non-ordinary events, the parties may determine that an alternative means of calculating the Post-Closing Cash Adjustment is necessary; but in the absence of such agreement, such calculation shall be made as provided in the preceding sentence.

                  (ii) The Post-Closing Cash Adjustment shall be determined by Purchaser's chief financial officer or other designated officer subject to the provisions of Section 3. Within 30 days after such determination, Purchaser shall pay the Post-Closing Cash Adjustment by wire transfer to accounts designated by Seller.

                  (iii) "Net sales" means sales of Products (as hereinafter defined) net of returns, discounts and allowances consistent with past practices. "Products" means products currently marketed by Seller under the name "Lite Bites" or "Healthy Bites" or the same product or any substantially similar product marketed under any name by Purchaser.

         (d)      Purchase Price Shares.

                  (i) The Purchase Price Shares means 1,304,347 shares of common stock of Purchaser ("Common Stock").

                  (ii) [omitted]

                  (iii) The Purchase Price Shares shall be issued to Seller and/or its designees (the "Designees") at the Closing, provided that each stock recipient has made customary investor representations to Purchaser.

                  (iv) By mutual written agreement, the parties may agree that, in lieu of the Purchase Price Shares or any agreed portion thereof, Purchaser will at the Closing pay to Seller cash in an agreed amount.

         (e)      First Contingent Payments.


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                  (i) With respect to each of the first three anniversaries of the Closing, at the times and as otherwise set forth in Section 2(e)(iii), Purchaser will be obligated to pay to Seller:

                  (1) a percentage of $1,000,000 which is equal to the percentage that (x) the number of days in which Purchaser engaged in the Base Business (as hereinafter defined) during the 12-month period prior to such anniversary is of (y) 365; and

                  (2) if Purchaser on any date (the "termination date") before the third anniversary of the Closing ceases to engage in the Base Business, then on each of such anniversaries which occurs thereafter, Purchaser will be obligated to pay to Seller an amount equal to $1,000,000 times the Base Arms Sales Ratio (as hereinafter defined) for (x) the 12-month period prior to such anniversary or (y), if the termination date occurred during such 12-month period, for the period beginning after the termination date.

                  (ii) In no event shall Purchaser be obligated to pay to Seller an aggregate amount in excess of $1,000,000 with respect to any anniversary aforesaid.

                  (iii) Payments under this Section 2(e) are referred to herein as "First Contingent Payments."

                  (iv) The "Base Business" means the business of selling Products through (1) on-air sales over any television shopping network which has substantially the market reach of QVC or HSN (a "television shopping network"), (2) any non- on-air distribution arms of any television shopping network, including, for example, the internet, direct mail, telephone sales, reorders, and catalog etc. arms of any television shopping network (collectively, "television shopping arms"), and (3) infomercials on any television station, provided that:

                  (1) If Purchaser at its discretion terminates on-air sales over television shopping networks as a channel for the sale of Products, then the Base Business shall also include sales of Products in any business channel; and

                  (2) If television shopping networks terminate on-air television sales of Products or refuse to engage in the on-air sale of Products on terms substantially similar to those in effect on the date hereof in Seller's sales through QVC, Purchaser shall no longer be deemed to be engaged in the Base Business whether or not it sells Products through television shopping arms, or through infomercials, or through other business channels.

                  (v) The "Base Arms Business" means the business of selling Products through television shopping arms, but only so long as such sales are at the annual rate of not less than $2,000,000.

                  (vi) The "Base Arms Sales Ratio" for any period means sales of the Base Arms Business in such period (net of returns, discounts and allowances consistent with past practice), divided by (1) $500,000, multiplied by (2) the number of whole calendar months in such period.

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                  (vii) The First Contingent Payment for each anniversary date aforesaid shall be determined within 30 days after such anniversary, and shall be paid promptly thereafter by wire transfer to accounts designated by Seller. However, by notice given by Seller to Purchaser not less than 20 days before a payment is due hereunder, Seller may elect to receive all or 50% of such payment in shares of Common Stock valued at the average closing price of the Common Stock during the 10 trading days prior to the anniversary for which such payment is being made.

                  (viii) In the event that Purchaser's chief financial officer or other designated officer shall determine, subject to the provisions of Section 3, that Seller's working capital as of the Effective Date (after giving effect to the distributions permitted under Section 1(d)) is less than $50,000, the amount of such deficiency shall be deducted from the first payment which would otherwise be made in respect of the First Contingent Payment.

         (f)      Second Contingent Payments.

                  (i) For each of the first two years after the Closing Date, Purchaser will make a payment (a "Second Contingent Payment") to Seller in an amount equal to such year's Base Business Ratio (as defined below), multiplied by $1,500,000.

                  (ii) The Base Business Ratio for the first year shall be determined as follows: If the quotient (the "Quotient") of (i) Base Net Sales (as hereinafter defined) in such year, divided by (ii) $7,500,000, is at least equal to one, the Base Business Ratio for such year is the Quotient. If the Quotient is less than one, the Base Business Ratio for such year is the Quotient squared (the Quotient times the Quotient).

                  (iii) The Base Business Ratio for the second year shall be determined as follows: If the quotient (the "Quotient") of (i) Base Net Sales (as hereinafter defined) in such year, divided by (ii) $8,400,000, is at least equal to one, the Base Business Ratio for such year is the Quotient. If the Quotient is less than one, the Base Business Ratio for such year is the Quotient squared.

                  (iv) The term "Base Net Sales" means sales of Products through the Base Business, net of returns, discounts and allowances consistent with past practice; provided that during periods in which the Company does not engage in the Base Business, the term "Base Net Sales" shall mean sales of Products through the Base Arms Business, net of returns, discounts and allowances consistent with past practice.

                  (v) If during the first two years after the Closing Purchaser records revenues from the sale of Products through mass consumer markets (i.e., grocery, drug, discount, and other retail outlets with "shelves," etc.) ("Additional Net Sales") and such Additional Net Sales are not included in the term "Base Net Sales" because Purchaser has not theretofore at its discretion terminated on-air sales over television shopping networks as a channel for the sale of Products, then such Additional Net Sales shall nevertheless be included in the calculation of Base Net Sales for the applicable year, but only to the extent that the Base Business Ratio as calculated in strict accordance with Sections 2(f)(ii) or 2(f)(iii) above would otherwise be less than 1.00. For such purpose, the Base Business Ratio will be calculated including Additional Net Sales in the numerator of the ratio, but in no event shall the Base Business Ratio exceed 1.00.

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                  (vi) By way of example, assume that Base Net Sales during the first year are $13,000,000 and during the second year are $7,000,000. The Quotient for the first year would be 1.7333 and the Quotient for the second year would be .8333. The Second Contingent Payment for the first year would be 1.7333 times $1,500,000, or $2,599,950. The Second Contingent Payment for the second year would be 0.6943 (.8333 squared) times $1,500,000, or $1,041,450. If, however, Purchaser records Additional Net Sales of $2,000,000 in the second year of this example and the Additional Net Sales are not included in the term "Base Net Sales," then the full $2,000,000 Additional Net Sales would be added to the $7,000,000 and the resulting $9,000,000 total would then be divided by $8,400,000 yielding a quotient in excess of 1.00 (of which the excess over 1.0 is disregarded) and a Second Contingent Payment of $1,5000,000.

                  (vii) A "year" for the purpose of this Section is each of the successive 12-month periods beginning on the first day of the first month which begins after the Closing Date.

                  (viii) The amount of each Second Contingent Payment shall be determined by Purchaser's chief financial officer subject to the provisions of Section 3. Within 30 days after the final determination of a Second Contingent Payment, Purchaser shall make such payment by issuing to Seller and its Designees one share of 5% Series G Preferred Stock of Purchaser (the "Preferred Stock") for each full $1,000 payable in respect of the Second Contingent Payment, together with a cash payment for any fractional share which would otherwise be issued hereunder. The Certificate of Amendment of Purchaser's Certificate of Incorporation in respect of the Preferred Stock shall be in the form of Exhibit B to this Agreement.

         (g)      Third Contingent Payment.

                  (i) Purchaser will pay to Seller $1,000,000 (the "Third Contingent Payment") within 30 days after the end of the first 12 consecutive month period which ends before the fifth anniversary of the Closing during which:

                  (1) net sales of the Products in "mass consumer markets" (i.e., grocery, drug, discount, and other retail outlets with "shelves", etc.) are equal to or exceed net on-air sales of the Products on the QVC television network during such 12-month period, and

                  (2) net on-air sales of the Products on the QVC television network or any other television channel are at least equal to such net sales in the 12 consecutive whole calendar months prior to the Closing.

         (h) Imputed Interest Gross-up. To the extent that Seller shall incur federal and state income tax based on imputed interest on any portion of the Purchase Price paid after the Closing, Purchaser shall gross up such payments in order to make Seller whole in respect of the tax rate differential applicable to ordinary income versus capital gain.

         (i) The Purchase Price shall be allocated among the Seller's Assets as set forth on Schedule 2(i) to this Agreement, and the parties agree to report this transaction in all required filings and reports to taxing authorities in accordance with said allocation.

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3.       Financial Reports, Audit Rights, Non-Circumvention.

         (a) During the period beginning on the Closing Date and ending upon the earlier of the Third Contingent Payment or the fifth anniversary of the Closing (the "Contingent Payment Period"), Purchaser shall make available to Seller and its representatives: (i) copies of Purchaser's annual and quarterly reports to the SEC within a reasonable time after such reports are filed; and (ii) within 45 days after the end of each quarter, detailed information regarding the number and type of Products sold during the preceding quarter.

         (b) Seller or its representative will have the right at Seller's expense reasonably to audit Purchaser's records which are relevant to Purchaser's obligations to make payments under
                  Section 2.

         (c) If there is a dispute between Seller and Purchaser as to the determination of any portion of the Purchase Price, the undisputed portion (if any) shall be paid promptly as provided in Section 2, and the dispute shall be submitted to Price Waterhouse Coopers, which shall review Purchaser's books and records and make a final determination within 30 days. The determination of Price Waterhouse Coopers shall be final and binding on all parties. The fees of Price Waterhouse Coopers shall be paid (i) by Purchaser, if such firm determines that Purchaser underpaid Seller by 3% or more, (ii) by Seller, if such firm determines that Purchaser overpaid Seller by 3% or more, and (iii) equally by Purchaser and Seller in all other cases.

         (d) Payments under Section 2 which are not made when due shall accrue interest at the lesser of (i) 3.5 points over the "Prime Rate" (as quoted in the Wall Street Journal) or (ii) the highest rate permitted by law.

         (e) During the Contingent Payment Period, Purchaser shall not take actions which are designed to reduce payments to Seller hereunder unless such actions are primarily intended to benefit Purchaser economically other than by merely reducing such payments to Seller.

4.       Assumption of Certain Liabilities.

         (a) Purchaser will at the Closing assume the liabilities of Seller which are referred to in Seller's disclosure schedule ("Seller's Disclosure Schedule" or "Disclosure Schedule") as "Assumed Liabilities." Purchaser is not assuming any liabilities of Shareholders.

         (b) Anything in this Agreement to the contrary notwithstanding, Purchaser shall not assume, or in any way be liable or responsible for:

                  (i) any liability under any contracts which arises out of Seller's failure to perform its obligations thereunder to the extent such performance is due on or prior to the Effective Date;

                  (ii) any liabilities or obligations for any foreign, federal, state, county or local income, franchise, gross receipts or value added taxes, or any interest, additions to tax or penalties thereon, accrued for, applicable to or arising from any period prior to the Effective Date;


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                  (iii) any liability or obligation arising in connection with
         Excluded Assets or the operation thereof;

                  (iv) any liability to the extent covered by insurance of Seller pursuant to a policy in effect on or prior to Closing; or

                  (v) any profit sharing or incentive bonuses or sales commissions or similar bonuses or payments (including, without limitation, the liability in the amount of $61,353 to Marvin Segel which is reflected on the December Balance Sheet as a Non-Assumed Commission Payable, and any other profit sharing or incentive bonuses, or sales commissions or similar bonuses or payments to Marvin Segel ) allocable to the period prior to the Effective Date, it being understood that where such bonuses or payments are measured by results during a period which straddles the Effective Date, the amount of such bonus or payment shall be allocated to the periods before and after the Effective Date on a pro rata basis based on the number of days in such period before and after the Effective Date, and an estimate of the amount due for the period through the Effective Date shall be paid by Seller at the Effective Date; or

                  (vi) any payments to employees or others under incentive/profit sharing arrangements; or

                  (vii) liabilities reflected on the December Balance Sheet as "Non-Assumed Accounts Payable."

5.       Securities Covenants, Lock-Ups and Registration Rights.

         (a) Seller covenants that at the Closing each of Seller and its Designees shall deliver to Purchaser a certificate in form reasonably satisfactory to Purchaser in which it absolutely and unconditionally represents and warrants to Purchaser that:

                  (i) It will acquire the shares of Common Stock and Preferred Shares issuable hereunder, and the shares of common stock issuable on conversion of the Preferred Stock (collectively, the "Shares") only for its own account, for investment, and without a view to the distribution thereof (except in compliance with applicable securities laws).

                  (ii) It understands that it may sell or otherwise transfer the Shares only if such transaction is duly registered under the Securities Act of 1933, as amended (the "Act"), or an exemption from such registration is available. It has been advised or is aware of the provisions of Rule 144 promulgated under the Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, (1) the availability of certain current public information about the Purchaser, (2) the passage of required holding periods under Rule 144 and (3) compliance with limitations on the volume of shares which may be sold during any three-month period.

                  (iii) It acknowledges that the certificates representing the Shares will be legended to reflect these restrictions.


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         (b)      Without limiting Purchaser's other rights or remedies which shall arise out of any breach of the aforesaid covenant, no certificates for the Shares will be delivered if any of Seller or its Designees fails to confirm the foregoing representations as of the Closing.

         (c) Seller will not, and will cause its Designees not to: (1) sell or otherwise dispose of the shares of common stock issued at Closing for a period of six months from and after the Closing;
                  (2) sell the common stock issued in respect of the First Contingent Payment for a period of six months from and after the date of such First Contingent Payment; or (3) convert the Preferred Stock into common stock during the first six months after the issuance of the Preferred Stock. No restriction is imposed by this Section 5(d) on the sale of any shares of common stock which are issued upon conversion of the Preferred Stock, to the extent such sale is otherwise permitted hereunder. Certificates for the Shares shall be legended to reflect the provisions of this Section.

         (d)      Registration Rights.

                  (i) Purchaser will on or before the 45th day after the Closing file a registration statement with the Securities and Exchange Commission (the "SEC") for the public sale by the Seller and its Designees of the shares of Common Stock issued to Seller and its Designees at the Closing. Purchaser will also on or before the 90th day after the issuance of the Preferred Stock file a registration statement with the Securities and Exchange Commission (the "SEC") for the public sale by the Seller and its Designees of the shares of Common Stock issuable on conversion of the Preferred Stock. The term "Registration Statement" means each registration statement referred to in this Section.

                  (ii) If Purchaser shall at any time propose the registration under the Act of any shares of common stock, Purchaser shall give notice as promptly as possible (but no less than 15 days before filing a registration statement with respect to such registration) of such proposed registration to Seller, and Purchaser shall use its best efforts to include in such registration statement such number of shares of common stock as Seller and its Designees shall request within 10 days after the receipt of such notice to be included in any such offering; provided, however, that

                  (1) Purchaser shall not be required to give notice or include such shares in any such registration which is
                           (A) a registration of a stock option or compensation plan or of securities issued or issuable pursuant to any such plan, or (B) a registration of securities proposed to be issued in exchange for securities or assets of, or in connection with a merger or consolidation with, another corporation;

                  (2) Purchaser shall not be required to include such shares in any such registration if Purchaser is advised in writing by its investment banking firm that the inclusion of such shares would in its opinion have a materially adverse effect on such proposed offering of its common stock; provided, however, that such exclusion shall be made in proportion to the number of shares proposed to be included in such offering other than by Purchaser, and in no case shall such exclusion be more than 10% of the total number of shares proposed to be sold in any such offering; and

                  (3) Purchaser may, without the consent of Seller, withdraw such registration statement and abandon the proposed offering in which Seller had requested to participate.

                  (iii) Purchaser shall use commercially reasonable efforts to cause the Registration Statement to become effective not later than 60 days after the date of filing, and to remain effective for two years. The registration shall be accompanied by blue sky clearances in such states as Seller and its Designees may reasonably request and in which there is no applicable exemption from the requirement to register.

                  (iv) Purchaser shall pay all expenses of the registration hereunder including reasonable fees of any one law firm which alone represents Seller and all of its Designees, but Purchaser shall not pay Seller's underwriting discounts.

                  (v) Purchaser shall supply to Seller and its Designees a reasonable number of copies of all registration materials and prospectuses. Purchaser and Seller shall execute and deliver to each other indemnity agreements which are set forth in Schedule 5(d)(v). The Shareholders shall reasonably cooperate with Purchaser in the preparation and filing of the Registration Statement and appropriate amendments thereto.

                  (vi) Whether or not any shares have been registered, neither Seller nor either Shareholder shall engage (or cause others, including without limitation Seller's employees, to engage) in the trading of securities of Purchaser prior to the Closing.

6. Closing. The Closing shall take place at 10:00 A.M., local time, on January __, 1999 at the offices of Oscar D. Folger, Esq., 521 Fifth Avenue, New York NY 10175, or such other time and place as the parties may agree upon. The day on which the Closing actually takes place is herein sometimes referred to as the Closing Date. The Closing shall be deemed to have taken place immediately prior to the opening of business, East Coast time, on the Closing Date.

7.       Other Transactions at Closing; Further Assurances.

         (a)      At the Closing, Seller and Shareholders will deliver to
                  Purchaser:

                  (i) Bills of Sale duly executed by Seller in the form of an Exhibit to this Agreement;

                  (ii) such other good and sufficient instruments of conveyance, assignment and transfer including trademark registrations and applications, in form and substance satisfactory to Purchaser's counsel, as shall be effective to vest in Purchaser good and marketable title to Seller's Assets;

                  (iii) all contracts, files and other data included in Seller's Assets;

                  (iv) all documents required to be delivered to Purchaser under the provisions of this Agreement;

                  (v) a copy of the Articles of Incorporation of Seller certified as of a date within 10 days of the Closing Date by an appropriate government official of its jurisdiction of incorporation and certified by its respective Secretary as to the absence of any amendments between the dates of certification by the official and the Closing Date;

                  (vi) a certificate from the appropriate governmental official as to the good standing of Seller as of a date within ten days of the Closing Date;

                  (vii) copies of the bylaws of Seller, certified by its Secretary as a true and correct copy thereof as of the Closing Date;

                  (viii) [omitted]

                  (ix) the certificates referred to in Section 13;

                  (x) the opinion of Seller's counsel referred to in Section 13; and

                  (xi) such other documents as may be required pursuant to this Agreement or as may reasonably be requested by Purchaser and its counsel.

         (b) On the Closing Date, Purchaser shall deliver or cause to be delivered to Seller and the shareholders, as applicable, the following:

                  (i) payment of the cash and stock amounts which under Section 2 are required to be paid at the Closing;

                  (ii) a copy of the resolutions of the Board of Directors of Purchaser, together with any and all required resolutions or consents of the shareholders thereof, approving the execution and delivery of this Agreement and the consummation of all of the transactions contemplated hereby, duly certified by an officer of Purchaser;

                  (iii) the certificates referred to in Section 14;

                  (iv) a copy of the Certificate of Amendment of Purchaser's Certificate of Incorporation in respect of the Preferred Stock in the form attached as Exhibit C, certified as filed by the Secretary of State of the State of New York;

                  (v) a certificate from the appropriate governmental official as to the good standing of Purchaser as of a date within ten days of the Closing Date;

                  (vi) the opinion of Purchaser's counsel referred to in Section 14; and

                  (vii) such other documents as may be required pursuant to this Agreement or as may reasonably be requested by Seller and its counsel.

         (c) At the Closing, Purchaser will execute and deliver, and each Shareholder will execute and deliver, a consulting agreement with Purchaser in the form of Exhibit D to this Agreement.

         (d) At the Closing, Seller and each Shareholder shall execute and deliver to Purchaser a Non-Competition Agreement in the form of Exhibit E to this Agreement.

         (e)      At the Closing, the parties will make the As-Of Adjustments.

         (f) At any time and from time to time after the Closing, at Purchaser's request and without further consideration, Seller and Shareholders will execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation and take such action as Purchaser may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to Purchaser, and to confirm Purchaser's title to, all of Seller's Assets, to put Purchaser in actual possession and operating control thereof and to assist Purchaser in exercising all rights with respect thereto. Without limiting the generality of the foregoing, Seller and each Shareholder agree that after the Closing, each will execute any documents which may be required to vest all right, title and interest to the Intangible Property (Section 10 (n)) acquired by Purchaser, including but not limited to, confirmatory assignments and other documents, as well as all documents as may be needed to record in the United States Patent, Trademark and Copyright Offices and in foreign countries, as well as in any States, the transfer to Purchaser of Seller's and each Shareholder's right, title and interest in the Intangible Property.

         (g) After the Closing, at reasonable times and on reasonable notice, Seller shall have access to the books and records included in the Seller's Assets, and Purchaser shall have access to Seller's books and records for the period prior to the Closing to the extent that the same are not included in Seller's Assets, and Purchaser shall have the right at its expense to make copies of any of such records. Each party shall retain such books and records for a period of not less than three years after the Closing, and shall not dispose of or destroy such books and records without in writing first offering to deliver such books and records to the other party.

         (h) Seller agrees that after the Closing Purchaser shall have the right and authority to collect for its own account all receivables and other items which shall be transferred to Purchaser as provided herein and to endorse with the name of Seller any checks received on account of any such receivables or other items. Seller agrees that it will promptly transfer and deliver to Purchaser any cash or other property which Seller may receive in respect of such receivables or other items.

8. Board Position. So long as Seller and the Shareholders own more than 10% of the total number of outstanding shares of Common Stock (including in such calculation that number of shares of Common Stock into which Preferred Stock held by Seller and the Shareholders is convertible), Seller and the Shareholders shall have the right jointly to nominate one member of Purchaser's Board of Directors, subject to Purchaser's approval, which will not be unreasonably withheld. Purchaser shall in Purchaser's annual proxy statement to its shareholders submit such nominee to Purchaser's shareholders for election as a management nominee.

9. License. Seller and Shareholders shall at the Closing grant to Purchaser a non-exclusive, fully paid-up license in the form of Exhibit F to use the name "Optimum Lifestyle" for a one-year period beginning on the Closing Date. Seller represents and warrants that it will promptly cause its trademark for "Optimum Lifestyle" to be cancelled, and that in any event Seller will not use such term as a trademark or in connection with the dietary supplement or nutrition food products business.

10. Representations and Warranties by Seller and Shareholders. Except as set forth in the Disclosure Schedule with respect to specifically identified subsections of this Section 10 or except where a disclosure with respect to a specifically identified subsection manifestly is also an exception to another one or more subsections, Seller and each Shareholder jointly and severally represent and warrant to Purchaser as follows:

         (a) Organization, Standing and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has full corporate power and authority to carry on its business as now being conducted and to own, lease or operate its properties; and it is duly qualified, licensed or domesticated and in good standing as a foreign corporation authorized to do business in the states listed on Seller's Disclosure Schedule, which are the only states where the nature of the activities conducted by it or the character of the properties owned, leased or operated by it require such qualification, licensing or domestication and where the failure to be so qualified would cause a material adverse effect on Seller's business.

         (b) Subsidiaries. Seller has no subsidiaries. Seller has no interest, direct or indirect, and has no commitment to purchase any interest, direct or indirect, in any other corporation or in any partnership, joint venture or other business enterprise or entity. The business carried on by Seller has not been conducted through any other direct or indirect subsidiary or affiliate of any Shareholder.

         (c)      Transactions with Certain Persons.

                  (i) During the past three years Seller has not, directly or indirectly, purchased, leased from others or otherwise acquired any property or obtained any services from, or sold, leased to others or otherwise disposed of any property or furnished any services to, or otherwise dealt with (except with respect to remuneration for services rendered as a director, officer or employee of Seller), in the ordinary course of business or otherwise, (i) any shareholder of Seller or (ii) any person, firm or corporation which, directly or indirectly, alone or together with others, controls, is controlled by or is under common control with Seller or any shareholder of Seller.

                  (ii) Seller does not owe any amount to, or have any contract with or commitment to, any of its shareholders, directors, officers, employees or consultants (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business), and none of such persons owes any amount to Seller.

                  (iii) Seller does not use any property or assets of any Shareholder or any direct or indirect subsidiary or affiliate of any Shareholder.

         (d) Execution, Delivery and Performance of Agreement; Authority. Neither the execution, delivery nor performance of this Agreement by Seller or any Shareholder will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Seller's articles of incorporation or by laws or any franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, rule or regulation or any order, judgment or decree to which Seller or any Shareholder is a party or by which any of them may be bound or affected. Seller and each Shareholder have the full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, all proceedings required to be taken by them or its shareholders to authorize the execution, delivery and performance of this Agreement and the agreements relating hereto have been properly taken and this Agreement constitutes a valid and binding obligation of Seller and each Shareholder.

         (e) Capitalization. Each Shareholder owns of record and beneficially 50% of the authorized, issued and outstanding shares of capital stock of Seller, free and clear of any liens, claims, encumbrances or restrictions of any kind, and all of such shares are validly issued and outstanding, fully paid and nonassessable. There are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements of any character or nature whatsoever under which Seller or any Shareholder is or may become obligated to issue, assign or transfer any shares of the capital stock of Seller, and there are no rights of first refusal or similar rights with respect to any such shares.

         (f)      Financial Statements.

                  (i) The following financial statements of Seller (hereinafter collectively called the "Financial Statements") which are attached as Exhibit G have been prepared from the books and records of Seller in accordance with accounting principles which have been consistently applied and maintained throughout the periods indicated and which differ from generally accepted accounting principles ("GAAP") only as set forth on the Disclosure Schedule:

                  (1) unaudited balance sheet of Seller as at December 31, 1997 and unaudited statements of earnings and source and application of funds (or trial balance) for the year then ended; and

                  (2) unaudited balance sheet of Seller (the "December Balance Sheet") as at December 31, 1998 (the "December Balance Sheet Date") and Seller's unaudited statements of earnings and source and application of funds (or trial balance) for the 12 months then ended.

                  (ii) The Financial Statements fairly present the financial condition of Seller as at their respective dates and the results of its operations for the periods covered thereby.

                  (iii) The statements of earnings included in the Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein, which consist only of normal recurring accruals, necessary for such fair presentation.

         (g) Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against on the December Balance Sheet, as of the December Balance Sheet Date, Seller had no debts, liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature whatsoever, including, without limitation, any foreign or domestic tax liabilities or deferred tax liabilities incurred in respect of or measured by Seller's income, or its property or authorized or outstanding capital stock, for any period prior to the close of business on the December Balance Sheet date or any other debts, liabilities or obligations relating to or arising out of any act, transaction, circumstance or state of facts which occurred or existed on or before the December Balance Sheet Date, whether or not then known, due or payable.

         (h) Taxes. All tax returns required to be filed by Seller have been accurately prepared in all material respects and have been duly and timely filed. All taxes, including, without limitation, income, property, sales, use, franchise, added value, employees' income withholding and social security taxes, imposed by the United States or by any foreign country or by any state, municipality, subdivision or instrumentality of the United States or of any foreign country, or by any other taxing authority, which are due or payable by Seller, and all interest and penalties thereon, whether disputed or not, have been paid in full . All deposits required by law to be made by Seller with respect to employees' withholding taxes have been duly made. Seller has not been delinquent in the payment of any foreign or domestic tax, assessment or governmental charge or deposit and has no tax deficiency or claim outstanding, proposed or assessed against it, and there is no basis for any such deficiency or claim. The audit status of Seller's federal income tax returns is as set forth in the Disclosure Schedule, and there is not now in force any extension of time with respect to the date on which any tax return was or is due to be filed by or with respect to Seller, or any waiver or agreement by it for the extension of time for the assessment of any tax.

         (i) Absence of Changes or Events. Since the December Balance Sheet Date, Seller has conducted its business only in the ordinary course and has not:

                  (1) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except current liabilities for trade or business obligations incurred in the ordinary course of business and consistent with its prior practice, none of which liabilities, in any case or in the aggregate, materially and adversely affects the business, liabilities or financial condition of Seller;

                  (2) discharged or satisfied any lien, charge or encumbrance other than those then required to be discharged or satisfied, or paid any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, other than current liabilities shown on the December Balance Sheet and current liabilities incurred since the December Balance Sheet Date in the ordinary course of business and consistent with its prior practice;

                  (3) except for the Pre-Closing Dividend, declared or made any payment of dividends or other distribution to its shareholders or upon or in respect of any shares of its capital stock, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

                  (4) mortgaged, pledged or subjected to lien, charge, security interest or any other encumbrance or restriction any of its property, business or assets, tangible or intangible;

                  (5) except for the Pre-Closing Dividend, sold, transferred, leased to others or otherwise disposed of any of its assets, except for inventory sold in the ordinary course of business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

                  (6) received any notice of termination of any contract, lease or other agreement or suffered any damage, destruction or loss (whether or not covered by insurance) which, in any case or in the aggregate, has had or may have a materially adverse effect on the assets, operations or prospects of Seller;

                  (7) encountered any labor union organizing activity, had any actual or threatened employee strikes, work-stoppages, slow-downs or lock-outs, or had or may have any material change in its relations with its employees, agents, customers or suppliers;

                  (8) transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any United States or foreign license, patent, copyright, trademark, trade name, invention or similar rights, or modified any existing rights with respect thereto;

                  (9) except as reflected in the Disclosure Schedule, made any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to any shareholder, director, officer, employee, salesman, distributor or agent of Seller;

                  (10) made any capital expenditures or capital additions or betterments in excess of an aggregate of $50,000;

                  (11)     changed its banking or safe deposit arrangements;

                  (12) instituted, settled or agreed to settle any litigation, action or proceeding before any court or governmental body relating to Seller or its property;

                  (13) failed to replenish its inventories and supplies in a normal and customary manner consistent with its prior practice and prudent business practices prevailing in the industry, or made any purchase commitment in excess of the normal, ordinary and usual requirements of its business or at any price in excess of the then current market price or upon terms and conditions more onerous than those usual and customary in the industry, or made any change in its selling, pricing, advertising or personnel practices inconsistent with its prior practice and prudent business practices prevailing in the industry;

                  (14) suffered any change, event or condition which, in any case or in the aggregate, has had or could reasonably be expected to have a materially adverse effect on Seller's condition (financial or otherwise), properties, assets, liabilities, operations or prospects, including, without limitation, any change in Seller's revenues, costs, backlog or relations with its employees, agents, customers or suppliers;

                  (15) entered into any transaction, contract or commitment other than in the ordinary course of business; or

                  (16) entered into any agreement or made any commitment to take any of the types of action described in subparagraphs (1) through (15) above.

         (j) Litigation. There is no claim, legal action, suit, arbitration, governmental investigation or other legal or administrative proceeding, nor any order, decree or judgment in progress, pending or in effect, or to the knowledge of Seller or any Shareholder threatened, against or relating to Seller, its officers, directors or employees, its properties, assets or business or the transactions contemplated by this Agreement.

         (k) Compliance with Laws and Other Instruments. To the knowledge of Seller and the Shareholders, Seller has complied with all existing laws, rules, regulations, ordinances, orders, judgments and decrees applicable to its business, properties or operations as presently conducted, including without limitation, all federal Occupational Safety and Health Administration ("OSHA") and California Department of Health requirements, and has all permits, licenses and other authorizations applicable to its business, properties or operations as presently conducted. To the knowledge of Seller and the Shareholders, neither the ownership nor use of Seller's properties nor the conduct of its business as currently conducted conflicts with the rights of any other person, firm or corporation or violates, or with or without the giving of notice or the passage of time, or both, will violate, conflict with or result in a default, right to accelerate or loss of rights under, any terms or provisions of its articles of incorporation or bylaws as presently in effect, or any lien, encumbrance, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation, or any order, judgment or decree to which Seller is a party or by which it may be bound or affected; and Seller is not aware of any proposed laws, rules, regulations, ordinances, orders, judgments, decrees, governmental takings, condemnations or other proceedings which would be applicable to its business, operations or properties and which might adversely affect its properties, assets, liabilities, operations or prospects, either before or after the Closing.

         (l)      Title to Properties.

                  (i) Seller has good, marketable and insurable title to or (where expressly disclosed in the Disclosure Schedule) valid leasehold interests in and to all the properties and assets it owns or uses in its business or purports to own, including, without limitation, Seller's Assets and those assets and properties which are reflected in the December Balance Sheet (except inventory sold after the December Balance Sheet Date in the ordinary course of business and, effective immediately prior to the Closing, the Pre-Closing Dividend).

                  (ii) None of such properties and assets is subject to any mortgage, pledge, lien, charge, security interest, encumbrance, restriction, lease, license, easement, liability or adverse claim of any nature whatsoever, direct or indirect, whether accrued, absolute, contingent or otherwise, except:

                  (1) as expressly set forth in the December Balance Sheet or in the Disclosure Schedule as securing specific liabilities or as otherwise expressly permitted by the terms hereof, or

                  (2) liens for taxes not yet due and other statutory liens arising in the ordinary course of business, or

                  (3) those imperfections of title and encumbrances, if any, which

                           (a) are not substantial in character, amount or extent and do not materially detract from the value of the properties subject thereto,

                           (b) do not interfere with either the present and continued use of such property or the conduct of Seller's normal operations, and

                           (c) have arisen only in the ordinary course of business.

                           (iii) All of the properties and assets owned, leased
                  or used by Seller are in good operating condition and repair, are suitable for the purposes used, are adequate and sufficient for all current operations of Seller and are directly related to the business of Seller.

         (m)      Schedules.

                  (i) Seller's Disclosure Schedule includes a separate schedule containing an accurate and complete list and description of:

                  (1) All inventions and technology used by or possessed by Seller, including, but not limited to, manufacturing information, know-how and processes, quality control and quality assurance information, testing specifications and procedures, product formulations, and other trade secrets, and any and all variations or derivations thereof.

                  (2) All real property in which Seller has a leasehold or other interest or which is used by Seller in connection with the operation of its business.

                  (3) As of a date no earlier than December 31, 1998, all of Seller's receivables (which shall include accounts receivable, loans receivable and any advances), together with detailed information as to each such listed receivable which has been outstanding for more than 30 days.

                  (4) All property included within Seller's Assets as of a date no earlier than the December Balance Sheet Date.

                  (5) All patents, patent applications, patent licenses, trademarks, trademark registrations, and applications therefor, service marks, service names, trade names, copyrights and copyright registrations, and applications therefor, wholly or partially owned or held by Seller or currently used in the operation of Seller's business.

                  (6) All contracts, agreements, commitments or licenses relating to patents, trademarks, trade names, copyrights, inventions, processes, know-how, formulae or trade secrets to which Seller is a party or by which it is bound.

                  (7) All contracts, agreements and commitments, whether or not fully performed, in respect of the issuance, sale or transfer of the capital stock of Seller.

                  (8) All contracts, agreements, commitments or other understandings or arrangements to which Seller is a party or by which it or any of its property is bound or affected, but excluding:

                           (a) contracts entered into in the ordinary course of business and involving payments or receipts by Seller of less than $10,000 in the case of any single contract but not more than $50,000 in the aggregate, and

                           (b) contracts entered into in the ordinary course of business which are terminable by Seller on less than 30 days' notice without any penalty or consideration.

                  (9) All collective bargaining agreements, employment and consulting agreements, executive compensation plans, bonus plans, deferred compensation agreements, employee pension plans or retirement plans, employee stock options or stock purchase plans and group life, health and accident insurance and other employee benefit plans, agreements, arrangements or commitments, whether or not legally binding, including, without limitation, holiday, vacation, Christmas and other bonus practices, to which Seller is a party or is bound which relate to the operation of Seller's business.

                  (10) The names and current compensation of all persons (including independent commission agents) whose compensation (direct or indirect) is from Seller, and showing separately for each such person the amounts paid or payable as salary, bonus and/or incentive/profit sharing or other payments, and any indirect compensation for the year ended December 31, 1997, their current rates of compensation, and anticipated total compensation, including the aforesaid components thereof, for the year ending December 31, 1998.

                  (11) The names of all of Seller's directors and officers; the name of each bank in which Seller has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto, and the names of all persons, if any, holding tax or other powers of attorney from Seller and a summary of the terms thereof, and

                  (12) The names of all of employees of Seller or other persons with knowledge of any of Seller's technology, know-how or trade secrets ("Key Employees"), and copies of non-disclosure or similar agreements.

                  (ii) All of the contracts, agreements, leases, licenses and commitments required to be listed on Seller's Disclosure Schedule (other than those which have been fully performed) are valid and binding, enforceable in accordance with their respective terms, in full force and effect and validly assignable to Purchaser without the consent of any other party so that, after the assignment thereof to Purchaser pursuant hereto, Purchaser will be entitled to the full benefits thereof. There is not under any such contract, agreement, lease, license or commitment any existing default by Seller or (to the knowledge of Seller and Shareholders) any other party thereto, or event which, after notice or lapse of time, or both, would constitute a default by Seller or (to the knowledge of Seller and Shareholders) any other party thereto, or result in a right to accelerate or loss of rights. True and complete copies of all such contracts, agreements, leases, licenses and other documents listed on Seller's Disclosure Schedule (together with any and all amendments thereto) have been delivered to Purchaser.

         (n)      Intangible Property.

                  (i) Seller's Disclosure Schedule sets forth a complete list of the following:

                  (1) all of the following ("Proprietary Rights") which are currently owned or currently used by Seller or applicable to the business of Seller or in any way relate to Seller's Assets (pursuant to license agreements or otherwise): inventions, trademarks, service marks, trade dress, trade names, label filings, patents, copyrights, royalty rights, logos, insignias, and advertising materials bearing the name "LITE BITES" OR "HEALTHY BITES";

                  (2) all applications for and registrations of Proprietary Rights and the jurisdictions in which the Proprietary Rights have been registered, filed or issued;

                  (3) contracts, agreements or understandings pursuant to which Seller has authorized any person to use any of the Proprietary Rights; and

                  (4) all inventions and technology used by or possessed by Seller, including, but not limited to, manufacturing information, know-how and processes, quality control and quality assurance information, testing specifications and procedures, product formulations, and other trade secrets, and any and all variations or derivations thereof (collectively, the "Trade Secrets").

                  (ii) Seller has not received notice of any claims or demands of any person pertaining to the Proprietary Rights or the Trade Secrets or the rights of Seller thereunder, and to the knowledge of Seller or any Shareholder, no proceedings have been instituted or are pending or threatened which challenge the rights of Seller in respect thereof. To the knowledge of Seller and Shareholders none of the issued trademarks, service marks, trade names, trade dress, label filings, patents, copyrights, logos, registrations thereof, or, as the case may be, the rights granted to Seller in respect thereof and to be listed in Seller's Disclosure Schedule, infringes on or is being infringed upon by others, and none is subject to any outstanding order, decree, judgment, stipulation, injunction, restriction or agreement restricting the scope of the use by Seller.

                  (iii) To the knowledge of Seller and Shareholders, Seller is not infringing or violating, and during the past five years, Seller has not infringed or violated, any Proprietary Rights of others, nor, to the knowledge of Seller and Shareholders, used any confidential information or trade secrets or patentable or unpatentable inventions of any former employer of any employee of Seller.

                  (iv) Seller and Shareholders have no knowledge of any patented device or application therefor owned or held by others which could materially and adversely affect the operation of the businesses of Seller, as now conducted.

                  (v) The Trade Secrets have not been, and will not be, disclosed by Seller to any person other than Purchaser and its agents and representatives, and comprise all of the same necessary to permit the continued operation of the business of Seller.

         (o) No Guaranties. None of the obligations or liabilities of Seller is guaranteed by any other person, firm or corporation, nor has Seller guaranteed the obligations or liabilities of any other person, firm or corporation.

         (p) Inventory. All items of Seller's inventory and related supplies (including raw materials, work-in-process and finished goods) reflected on the December Balance Sheet or thereafter acquired and not subsequently disposed of in the ordinary course of business ( except for obsolete items and items of below-standard quality, all of which have been written off or written down in value as reflected on the December Balance Sheet or which have not been written off or written down but are reflected on the December Balance Sheet at an aggregate of no more than $50,000) are merchantable, or suitable and usable for the production or completion of merchantable products, for sale in the ordinary course of business as first quality goods at normal mark-ups, none of such items is obsolete or below standard quality and each item of such inventory reflected in the December Balance Sheet and the books and records of Seller is so reflected on the basis of a complete physical count and is valued at the lower of cost (on a first-in, first-out basis) or market in accordance with generally accepted accounting principles consistently applied. Seller's Assets include a sufficient but not an excessive quantity of each type of such inventory and supplies in order to meet the normal requirements of Seller's business.

         (q) Receivables. All receivables of Seller (including accounts receivable, loans receivable and advances) which are reflected in the December Balance Sheet, and all such receivables which will have arisen since the date thereof, shall have arisen only from bona fide transactions in the ordinary course of Seller's business.

         (r) Labor Matters. Seller is not a party to any collective bargaining agreement and there are no material or formal complaints, charges, cases or controversies or any conciliation agreement, consent or decree pending or, to the knowledge of Seller or Shareholders, threatened against Seller and any of its employees acting individually or in concert and to the knowledge of Seller and Shareholders no organization is presently attempting to gain, petitioning for or asserting representational status with respect to any group or groups of employees of Seller, and Seller is in material compliance with Federal and state laws respecting employment practices, terms and conditions of employment, wages and hours, and is not presently engaged in any unfair labor practice. All employees of the Company are legally employed, and those who are not U.S. citizens have appropriate U.S. governmental authorizations. There is no labor strike or other labor dispute and there is no complaint, proceeding or other action instituted under the Equal Opportunity Act pending or, to the knowledge of Seller or Shareholders, threatened against Seller.

         (s)      Environmental Matters.

                  (i) Seller is, and at all times has been, in material compliance with, and has not been in violation of, any federal, state, foreign, or local laws, statutes, ordinances, regulations, rules and orders pertaining to the environment, pollution and/or the health and safety of human beings (collectively "Environmental Law"). Neither Shareholder nor Seller has any basis to expect or has received, any actual or threatened order, notice, or other communication from (A) any governmental body or private citizen acting in the public interest, or
         (B) the current or prior owner or operator of any facilities, of any actual or potential violation or failure to comply with any Environmental Law with respect to any of the properties or assets (whether real, personal, or mixed) in which Seller has or has had an interest, or with respect to any property at or to which any hazardous or toxic waste or substance ("Hazardous Materials") was generated, manufactured, refined, transferred, imported, used, or processed by Seller, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

                  (ii) To the knowledge of Seller and Shareholders, there are no pending or threatened claims, encumbrances, or other restrictions of any nature, resulting from any environmental, health, and safety liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the facilities or any other properties and assets (whether real personal or mixed) in which Seller has or had an interest.

                  (iii) Neither Shareholder nor Seller has permitted or conducted, or is aware of, any Hazardous Materials activity conducted with respect to the properties or assets (whether real, personal, or mixed) in which Seller has or had an interest.

                  (iv) To the knowledge of Seller and the Shareholders, there has been no release or threat of release of any Hazardous Materials at or from the locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used or processed from or by the properties and assets (whether real, personal, or mixed) in which Seller has or had an interest.

                  (v) Seller has delivered to Purchaser true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller pertaining to Hazardous Materials or Hazardous Materials activities in, on, or under the properties of Seller, or concerning compliance by Seller with respect to Environmental Laws.

         (t)      Proceedings re Employee Benefit Plans. There has not been any
                  (i) termination of any "defined benefit plan" within the meaning of the Employee Retirement Income Security Act of l974 ("ERISA") maintained by Seller or any person, firm or corporation ("Affiliate") which is under "common control" (within the meaning of Section 4001(b) of ERISA) with Seller, or (ii) commencement of any proceeding to terminate any such plan pursuant to ERISA, or otherwise or (iii) written notice given to Seller or any Affiliate of the intention to commence or seek the commencement of any such proceeding. All accrued benefits under each pension plan of Seller covering employees who are to be transferred to the employ of Purchaser following the Closing ("Transferred Employees") shall be fully provided for as of the date of the Closing by any one or more of (i) annuity contracts for the benefit of such Transferred Employees issued by an insurance company acceptable to Purchaser, (ii) the transfer to a successor plan established or maintained by Purchaser for the benefit of such Transferred Employees of assets having a fair market value of not less than the present value of all such accrued benefits, (iii) in the case of any multi-employer plan or any single employer plan which Purchaser shall assume, by the fair market value of the assets of such plan as of the date of the Closing being not less than the present value of all accrued benefits under such plan at such date and/or (iv) the termination of such plan and the distribution of total account balances to participants. Seller has no knowledge or information of any planned or required increase in the level of contributions or benefits under any such pension plan, or of any circumstances which would suggest that such an increase may be required, or that any union representing employees covered under any such plan will attempt to negotiate for such an increase. In the case of each pension plan to which Seller makes contributions on behalf of Transferred Employees under which contributions are fixed pursuant to a collective bargaining agreement, the level of contributions currently provided for in the applicable collective bargaining agreement is sufficient to meet the funding requirements of ERISA applicable to such plan, based on Acceptable Actuarial Assumptions. Each funded pension plan maintained by Seller for one or more Transferred Employees constitutes a qualified plan under section 40l(a) of the Internal Revenue Code of l954 and meets all applicable requirements of ERISA.

         (u) Absence of Certain Business Practices. Neither Seller nor either Shareholder, nor any other person acting on its or their behalf, has, directly or indirectly, within the past three years given or agreed to give any gift or similar benefit, to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of Seller (or assist Seller in connection with any actual or proposed transaction) which (i) might subject Seller to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii), if not given in the past, might have had an adverse effect on the assets, business or operations of Seller as reflected in the Financial Statements or (iii), if not continued in the future, might adversely affect Seller's assets, business, operations or prospects or which might subject Seller to suit or penalty in any private or governmental litigation or proceeding.

         (v)      Certain Representations

                  (i) To the knowledge of Seller and Shareholders, no supplier or customer is considering termination, non-renewal or adverse modification of its agreements or arrangements with Seller and the transactions contemplated by this Agreement will not have a material adverse effect on Seller's relationships with its suppliers and customers. In particular, Seller's representative has notified Shareholders that QVC intends to increase both the quantity and quality of air time in 1999 as compared to 1998.

                  (ii) Within the past three years, Seller has not entered into any agreement with, or been investigated by, any governmental authority, community group or other third party that could restrict the operation of its business.

                  (iii) No Key Employee of Seller has indicated to either Shareholder that he or she is considering terminating his or her employment.

                  (iv) No shareholder has any direct or indirect interest of any kind in any business or entity which is competitive with Seller.

         (w) Disclosure. No representation or warranty by Seller or any Shareholder contained in this Agreement nor any statement or certificate furnished or to be furnished by Seller or any Shareholder to Purchaser or its representatives in connection herewith or pursuant hereto contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact, in light of the circumstances when made, required to make the statements herein or therein contained not misleading. The representations and warranties contained in this Section 10 shall not be affected or deemed waived by reason of the fact that Purchaser and/or its representatives knew or should have known that any such representation or warranty is or might be inaccurate in any respect, but any such representation or warranty shall be deemed waived if Seller clearly and unambiguously demonstrates that Purchaser's officers prior to the date of this Agreement had actual knowledge that such representation or warranty was inaccurate.

11. Representations and Warranties by Purchaser. Purchaser represents and warrants to Seller and the Shareholders as follows:

         (a) Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of New York and has full corporate power and authority to carry on its business as now being conducted and to own, lease or operate its properties.

         (b) Authorization and Approval of Agreement. All proceedings or corporate action required to be taken by Purchaser relating to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been taken.

         (c) Execution, Delivery and Performance of Agreement. Neither the execution, delivery nor performance of this Agreement by Purchaser will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Purchaser's certificate of incorporation or by-laws or any franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment or decree to which Purchaser is a party or by which it may be bound or affected. Purchaser has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, all proceedings required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement and the agreements relating hereto have been properly taken and this Agreement constitutes a valid and binding obligation of Purchaser.

         (d) Litigation. There is no legal action, suit, arbitration, governmental investigation or other legal or administrative proceeding, nor any order, decree or judgment in progress, pending or in effect, or to the knowledge of Purchaser threatened, against or relating to Purchaser in connection with or relating to the transactions contemplated by this Agreement or otherwise, that could have a material adverse effect upon Purchaser or its business or financial condition.

         (e)      Reports and Financial Statements.

                  (i) Purchaser has previously furnished to Seller copies of Purchaser's (i) Annual Report on Form 10-K/A for the year ended June 30, 1998, as filed with the SEC (the "Purchaser Annual Report"), (ii) Quarterly Report on Form 10-Q filed for the fiscal quarters ended September 30, 1998 (the "Purchaser Quarterly Report"), (iii) proxy statements relating to all meetings of its stockholders (whether annual or special) since December 31, 1996, and (iv) all other reports, registration statements and other written materials filed by Purchaser with the SEC since December 31, 1996.

                  (ii) The financial statements included in such reports were prepared in accordance with generally accepted accounting principles, consistently applied, and present fairly the financial position and the results of operations of Purchaser for the periods indicated. There has been no material adverse change in Purchaser's business or financial condition since September 30, 1998.

                  (iii) As of their respective dates, such reports, statements and other written materials did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (f) Capitalization. The capitalization of Purchaser as of September 30, 1998 was as set forth in the Purchaser Quarterly Report. As of June 30, 1998, except as reflected in the Purchaser Annual Report, there were no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements of any character or nature whatsoever under which Purchaser is or may become to issue, assign or transfer any shares of the capital stock of Purchaser.

         (g) Absence of Undisclosed Liabilities. Except as and to the extent reflected in the Purchaser Quarterly Report, as of the September 30, 1998, Purchaser had no debts, liabilities or obligations which were not reflected in the Purchaser Quarterly Report and which should have been reflected thereon under GAAP as consistently applied by Purchaser.

         (h) Taxes. All taxes, including, without limitation, income, property, sales, use, franchise, added value, employees' income withholding and social security taxes, imposed by the United States or by any foreign country or by any state, municipality, subdivision or instrumentality of the United States or of any foreign country, or by any other taxing authority, which are due or payable by Purchaser, and all interest and penalties thereon, whether disputed or not, have been paid in full, all tax returns required to be filed in connection therewith have been accurately prepared and duly and timely filed and all deposits required by law to be made by Purchaser with respect to employees' withholding taxes have been duly made. Purchaser has not been delinquent in the payment of any foreign or domestic tax, assessment or governmental charge or deposit and has no tax deficiency or claim outstanding, proposed or assessed against it, and there is no basis for any such deficiency or claim. The audit status of Purchaser's federal income tax returns is as Purchaser has advised by separate document. There is not now in force any extension of time with respect to the date on which any tax return was or is due to be filed by or with respect to Purchaser, or any waiver or agreement by it for the extension of time for the assessment of any tax.

         (i) Labor Matters. Purchaser is not a party to any collective bargaining agreement and there are no material or formal complaints, charges, cases or controversies or any conciliation agreement, consent or decree pending or, to the knowledge of Purchaser, threatened against Purchaser and any of its employees acting individually or in concert and to the knowledge of Purchaser no organization is presently attempting to gain, petitioning for or asserting representational status with respect to any group or groups of employees of Purchaser, and Purchaser is in material compliance with Federal and state laws respecting employment practices, terms and conditions of employment, wages and hours, and is not presently engaged in any unfair labor practice. All employees of Purchaser are legally employed, and those who are not U.S. citizens have appropriate U.S. governmental authorizations. There is no labor strike or other labor dispute and there is no complaint, proceeding or other action instituted under the Equal Opportunity Act pending or, to the knowledge of Purchaser, threatened against Purchaser.

         (j)      Environmental Matters.

                  (i) Purchaser is, and at all times has been, in material compliance with, and has not been in violation of, any federal, state, foreign, or local laws, statutes, ordinances, regulations, rules and orders pertaining to the environment, pollution and/or the health and safety of human beings (collectively "Environmental Law"). Purchaser has no basis to expect or has received, any actual or threatened order, notice, or other communication from (i) any governmental body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any facilities, of any actual or potential violation or failure to comply with any Environmental Law with respect to any of the properties or assets (whether real, personal, or mixed) in which Purchaser has or has had an interest, or with respect to any property at or to which any hazardous or toxic waste or substance ("Hazardous Materials") was generated, manufactured, refined, transferred, imported, used, or processed by Purchaser, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

                  (ii) To the knowledge of Purchaser, there are no pending or threatened claims, encumbrances, or other restrictions of any nature, resulting from any environmental, health, and safety liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the facilities or any other properties and assets (whether real personal or mixed) in which Purchaser has or had an interest.

                  (iii) Purchaser has not permitted or conducted, or is aware of, any Hazardous Materials activity conducted with respect to the properties or assets (whether real, personal, or mixed) in which Purchaser has or had an interest. (iv) To the knowledge of Purchaser, there has been no release or threat of release of any Hazardous Materials at or from the locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used or processed from or by the properties and assets (whether real, personal, or mixed) in which Purchaser has or had an interest.

         (k)      Proceedings re Employee Benefit Plans. There has not been any
                  (i) termination of any "defined benefit plan" within the meaning of the Employee Retirement Income Security Act of l974 ("ERISA") maintained by Purchaser or any person, firm or corporation ("Affiliate") which is under "common control" (within the meaning of Section 4001(b) of ERISA) with Purchaser, or (ii) commencement of any proceeding to terminate any such plan pursuant to ERISA, or otherwise or (iii) written notice given to Purchaser or any Affiliate of the intention to commence or seek the commencement of any such proceeding. Purchaser has no knowledge or information of any planned or required increase in the level of contributions or benefits under any such pension plan, or of any circumstances which would suggest that such an increase may be required, or that any union representing employees covered under any such plan will attempt to negotiate for such an increase. Each funded pension plan maintained by Purchaser for one or more Transferred Employees constitutes a qualified plan under section 40l(a) of the Internal Revenue Code of l954 and meets all applicable requirements of ERISA.

         (l) Compliance with Laws and Other Instruments. To the knowledge of Purchaser, Purchaser has complied with all existing laws, rules, regulations, ordinances, orders, judgments and decrees applicable to its business, properties or operations as presently conducted, including without limitation, all federal OSHA and California Department of Health requirements, and has all permits, licenses and other authorizations applicable to its business, properties or operations as presently conducted. To the knowledge of Purchaser, neither the ownership nor use of Purchaser's properties nor the conduct of its business as currently conducted conflicts with the rights of any other person, firm or corporation or violates, or with or without the giving of notice or the passage of time, or both, will violate, conflict with or result in a default, right to accelerate or loss of rights under, any terms or provisions of its certificate of incorporation or bylaws as presently in effect, or any lien, encumbrance, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation, or any order, judgment or decree to which Purchaser is a party or by which it may be bound or affected; and Purchaser is not aware of any proposed laws, rules, regulations, ordinances, orders, judgments, decrees, governmental takings, condemnations or other proceedings which would be applicable to its business, operations or properties and which might adversely affect its properties, assets, liabilities, operations or prospects, either before or after the Closing.

         (m) Disclosure. No representation or warranty by Purchaser contained in this Agreement nor any statement or certificate furnished or to be furnished by Purchaser to Seller or the Shareholders or their representatives in connection herewith or pursuant hereto contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact, in light of the circumstances when made, required to make the statements herein or therein contained not misleading. The representations and warranties contained in this Section 11 shall not be affected or deemed waived by reason of the fact that Seller and/or its representatives or the Shareholders knew or should have known that any such representation or warranty is or might be inaccurate in any respect, but any such representation or warranty shall be deemed waived if Purchaser clearly and unambiguously demonstrates that Seller or the Shareholders prior to the date of this Agreement had actual knowledge that such representation or warranty was inaccurate.

12.      [omitted]

13. Conditions Precedent to Purchaser's Obligations. All obligations of Purchaser hereunder are subject at the option of Purchaser, to the fulfillment of each of the following conditions at or prior to the Closing, and Seller and Shareholders shall exert their best efforts to cause each such condition to be so fulfilled:

         (a) All representations and warranties of Seller and the Shareholders contained herein or in any document delivered pursuant to this Agreement shall be true and correct in all material respects when made.

         (b) All covenants, agreements and obligations required by the terms of this Agreement to be performed by Seller or by Shareholders at or before the Closing shall have been duly and properly performed in all material respects.

         (c)      [omitted]

         (d) There shall be delivered to Purchaser a certificate executed by the President and Secretary of Seller and by each Shareholder, individually, dated the date of the Closing, certifying that the conditions set forth in paragraphs (a) and
                  (b) of this Section have been fulfilled.

         (e) All agreements, instruments and documents required to be delivered to Seller and the Shareholders at or prior to the Closing (including without limitation all agreements, instruments and documents referred to in Section 7 as to be delivered at the Closing) shall have been so delivered.

         (f) Purchaser shall have received an opinion of Seller's counsel, dated the date of the Closing, substantially in accordance with Exhibit H to this Agreement.

         (g) Seller shall have obtained a written consent to the transfer or assignment to Purchaser, of Seller's manufacturing agreement with Five Star Brands, Inc., and such agreement shall have been amended to provide for a term ending on December 31, 2001.

         (h) Seller shall have obtained written confirmation from Lundeen, Inc. a written consent to the transfer or assignment to Purchaser of Seller's manufacturing agreement with Lundeen, Inc.

         (i)      The parties shall have made the As-Of Adjustments.

14. Conditions Precedent to Seller's and Shareholders' Obligations. All obligations of Seller and Shareholders at the Closing are subject, at the option of Seller and the Shareholders, to the fulfillment of each of the following conditions at or prior to the Closing, and Purchaser shall exert its best efforts to cause each such condition to be so fulfilled:

         (a) All representations and warranties of Purchaser contained herein or in any document delivered pursuant to this Agreement shall be true and correct in all material respects when made.

         (b) All covenants, agreements and obligations required by the terms of this Agreement to be performed by Purchaser at or before the Closing shall have been duly and properly performed in all material respects.

         (c)      [omitted]

         (d) There shall be delivered to Seller and the Shareholders a certificate executed by the President and Secretary of Purchaser, dated the date of the Closing, certifying that the conditions set forth in paragraphs (a) and (b) of this Section have been fulfilled.

         (e) Purchaser shall have paid the cash and stock amounts which under Section 2 are required to be paid at the Closing.

         (f) All agreements, instruments and documents required to be delivered to Seller and the Shareholders at or prior to the Closing (including without limitation all agreements, instruments and documents referred to in Section 7 as to be delivered at the Closing) shall have been so delivered.

         (g) Seller and the Shareholders shall have received an opinion of Purchaser's counsel, dated the date of the Closing, substantially in accordance with Exhibit I to this Agreement.

         (h)      The parties shall have made the As-Of Adjustments.

15.      Indemnification.

         (a) Seller and Shareholders, jointly and severally, hereby undertake and agree to indemnify Purchaser and its affiliates and hold it and them harmless against and in respect of (and shall on demand reimburse Purchaser for) the following:

                  (i) all claims, debts, liabilities and obligations of Seller whether absolute or contingent arising out of the conduct of Seller's business as conducted by Seller on or prior to the Closing Date, except for such liabilities and obligations as are expressly assumed by Purchaser pursuant to this Agreement;

                  (ii) any and all loss, liability or damage suffered or incurred by Purchaser by reason of any untrue representation, breach of warranty or non-fulfillment of any covenant by Seller or any Shareholder contained herein or in any certificate, document or instrument delivered to Purchaser pursuant hereto or in connection herewith;

                  (iii) any and all loss, liability or damage suffered or incurred by Purchaser in respect of or in connection with any liability of Seller not specifically assumed by Purchaser pursuant to the terms of this Agreement;

                  (iv) any and all loss, liability or damage suffered or incurred by Purchaser by reason of or in connection with any claim for finder's fee or brokerage or other commission arising by reason of any services alleged to have been rendered to or at the instance of Seller with respect to this Agreement or any of the transactions contemplated hereby;

                  (v) any and all loss, liability or damage suffered or incurred by Purchaser by reason of any claim for severance pay accruing or incurred at any time on or after the date hereof and prior to the Closing except to the extent any one or more specific employees are discharged prior to the Closing hereunder with the prior written consent of Purchaser and such consent contains the name(s) of such specific employee(s);

                  (vi) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs, and expenses, including, without limitation, legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition of any claims by third parties, or in enforcing this indemnity.

         (b) Purchaser hereby undertakes and agrees to indemnify Seller and the Shareholders and their respective affiliates and to hold them harmless against and in respect of (and shall on demand reimburse them for) the following:

                  (i) all claims, debts, liabilities and obligations of Seller whether absolute or contingent arising out of the conduct of Seller's business as conducted by Purchaser from and after the Closing Date, except for such liabilities and obligations as are not assumed by Purchaser pursuant to this Agreement;

                  (ii) any and all loss, liability or damage suffered or incurred by Seller or Shareholders by reason of any untrue representation, breach of warranty or non-fulfillment of any covenant by Purchaser contained herein or in any certificate, document or instrument delivered to Seller and Shareholders pursuant hereto or in connection herewith;

                  (iii) any and all loss, liability or damage suffered or incurred by Seller or Shareholders in respect of or in connection with any liability of Seller specifically assumed by Purchaser pursuant to the terms of this Agreement;

                  (iv) any and all loss, liability or damage suffered or incurred by Seller or Shareholders by reason of or in connection with any claim for finder's fee or brokerage or other commission arising by reason of any services alleged to have been rendered to or at the instance of Purchaser with respect to this Agreement or any of the transactions contemplated hereby; and

                  (v) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs, and expenses, including, without limitation, legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition of any claims by third parties, or in enforcing this indemnity.

         (c)      Indemnity Procedure.

                  (i) In the event any person indemnified under this Section (an "Indemnified Party") seeks indemnification pursuant to this Agreement, the Indemnified Party shall give prompt notice to the party or parties from whom such indemnification is sought (the "Indemnifying Party") of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought hereunder.

                  (ii) The Indemnifying Party shall have the right to, and shall at the request of the Indemnified Party, assume the defense of any such action or proceeding at its own expense.

                  (iii) In any such action or proceeding, the Indemnified Party shall have the right to retain its own counsel; but the fees and expenses of such counsel shall be at its own expense unless (A) the Indemnifying Party and Indemnified Party shall have mutually agreed to the retention of such counsel or (B) the named parties to any suit, action or proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of all parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them. An Indemnifying Party shall not be liable under this Agreement for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder, but such consent shall not be unreasonably withheld or delayed.

                  (iv) The Indemnifying Party may settle any claim without the consent of the Indemnified Party, but only if the sole relief awarded is monetary damages that are paid in full by the Indemnifying Party.

         (d) The following limitations shall apply to any and all claims for indemnification by any party under this Agreement:

                  (i) The representations and warranties of the parties contained in Sections 10 and 11 of this Agreement (including the Disclosure Schedule) shall survive the Closing until August 31, 2000, provided that if written notice of a claim meeting the requirements of this Section has been made during such period, the relevant representations shall survive as to such claim until the claim has been finally resolved. Notwithstanding the foregoing, the representations and warranties set forth in Sections 10(h) and 10(s) shall survive until 30 days after the applicable statutes of limitation.

                  (ii) No Indemnified Party listed in Section 15(a) shall be entitled to assert any right to indemnification hereunder unless and until the aggregate of all claims for indemnification equals or exceeds $75,000. Once such claims equal or exceed the $75,000 threshold, such Indemnified Party shall be entitled to the full amount of all indemnified claims in excess of such threshold; provided that no claim for indemnification hereunder may be asserted by an indemnified party unless such claim (or series of related claims) equals or exceeds $5,000 individually.

                  (iii) No Indemnified Party listed in Section 15(b) shall be entitled to assert any right to indemnification hereunder unless and until the aggregate of all claims for indemnification equals or exceeds $75,000. Once such claims equal or exceed the $75,000 threshold, such Indemnified Party shall be entitled to the full amount of all indemnified claims in excess of such threshold; provided that no claim for indemnification hereunder may be asserted by an indemnified party unless such claim (or series of related claims) equals or exceeds $5,000 individually.


Except in the case of fraud or intentional misrepresentations, the aggregate liability under this Section 15 of Seller and the Shareholders shall not at any time exceed an amount equal to (1) 30% of the initial or current value (whichever is greater) of all cash and Common Stock theretofore paid by Purchaser to Seller and Seller's Designees, plus (2) a 100% offset against all payments which might otherwise subsequently become payable to Seller under
Section 2.

16. Bulk Sales Compliance. Purchaser hereby waives compliance by Seller with the provisions of the Bulk Sales Law of any state, and Seller warrants and agrees to pay and discharge when due all claims of creditors which could be asserted against Purchaser by reason of such non-compliance to the extent that such liabilities are not specifically assumed by Purchaser under this Agreement. Seller and each of the Shareholders, jointly and severally hereby indemnify and agree to hold Purchaser harmless from, against and in respect of (and shall on demand reimburse Purchaser for) any loss, liability, cost or expense, including, without limitation, attorneys' fees, suffered or incurred by Purchaser by reason of the failure of Seller to pay or discharge such claims.

17. Termination. This Agreement may, by notice given prior to the Closing, be terminated:

         (a) by Purchaser if a material breach of any provision of this Agreement has been committed by Seller or the Shareholders and such breach has not been waived;

         (b) by Seller if material breach of any provision of this Agreement has been committed by Purchaser and such breach has note been waived;

         (c) by Purchaser if any condition in Section 13 has not been satisfied as of the Closing Date and Purchaser has not waived such condition on or before the Closing Date;

         (d) by Seller if any condition in Section 14 has not been satisfied as of the Closing Date and Seller has not waived such condition on or before the Closing Date;

         (e)      by mutual consent of the parties; or

         (f) by either Purchaser or Seller if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before January 31, 1999, or such later date as the parties may agree upon.

18.      Nature and Survival of Representations and Warranties.

         (a) Each statement, representation, warranty, indemnity, covenant and agreement made by Seller or any Shareholder in this Agreement or in any document, certificate or other instrument delivered by or on behalf of Seller or any Shareholder pursuant to this Agreement or in connection herewith shall be deemed the joint and several statement, representation, warranty, indemnity, covenant and agreement of Seller and each such Shareholder.

         (b) All covenants and agreements made by each of the parties hereto shall survive the Closing. Representations and warranties shall survive the Closing only to the extent provided in Section 15.

19. Notices. Any and all notices or other communications required or permitted to be given under any of the provisions of this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered, three business days after being sent by certified mail, or one business day after being forwarded for priority delivery by Federal Express or other recognized courier, addressed to the parties at the addresses set forth below (or at such other address as any party may specify by notice to all other parties given as aforesaid):

         If to the Shareholders or to Seller, to them at 38 Miller Avenue
                  Suite 143
                  Mill Valley, CA 94941

         With a copy (which shall not constitute notice) to:
                  Jeffrey Zimman, Esq.
                  Cooley Godward LLP
                  One Maritime Plaza
                  20th floor
                  San Francisco, CA 94111-3580

         If to Purchaser, to it at:
                  4 Manhattanville Road
                  Purchase, New York 10577

         With a copy (which shall not constitute notice) to:
                  Oscar D. Folger, Esq.
                  Law Offices of Oscar D. Folger
                  521 Fifth Avenue
                  New York, New York 10175

20.      Miscellaneous.

(a) This writing constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified, amended or terminated except by a written agreement specifically referring to this Agreement signed by all of the parties hereto. It supersedes all prior agreements, instruments and documents between Purchaser on the one hand and Seller and the Shareholders on the other hand, including the letter of intent dated October 15, 1998. However, the Confidentiality Agreement signed by the parties on July 15 and July 16, 1998 shall remain in full force and effect until the Closing.

(b) In the event of any controversy, claim or dispute between the parties hereto arising out of or relating to this Agreement or any of the documents provided for herein, or the breach thereof, the prevailing party shall be entitled to recover from the losing party reasonable attorney's fees, expenses and costs.

(c) No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

(d) This Agreement shall be binding upon and inure to the benefit of each corporate party hereto, its successors and assigns, and each individual party hereto and his heirs, personal representatives, successors and assigns. No person (including without limitation any employee of Seller) shall have any rights as a third party beneficiary under this Agreement.

(e) The paragraph headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said paragraphs.

(f) Each party hereto shall cooperate, shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.

(g) Seller will pay all sales, transfer and documentary taxes, if any, payable in connection with the sale, conveyances, assignments, transfers and deliveries to be made to Purchaser hereunder.

(h) This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original.

(i) This Agreement and all amendments thereof shall be governed by and construed in accordance with the law of the State of California applicable to contracts made and to be performed therein, provided that the consulting and non-competition agreements referred to herein shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed therein.

(j) Any dispute, controversy or claim arising out of or relating to this Agreement that cannot be resolved between the parties hereto shall be resolved only by an action, suit or proceeding brought in any court of competent jurisdiction located in Westchester County, New York or in San Francisco, California, and, by execution and delivery of this Agreement, each party (i) accepts, generally and unconditionally, the exclusive jurisdiction of such courts and related appellate courts, and irrevocably agrees to be bound by any judgement rendered thereby in any such action, suit or proceeding, and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such action, suit or proceeding brought in such a court or that such court is an inconvenient forum. Each party hereto further agrees that the service of process or of any other papers upon it or him in the manner provided for notices hereunder shall be deemed good proper and effective service upon it or him.

(k) Except as required by law and then only after discussion with the other parties, until the Closing no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media about the same, without first consulting with the other parties hereto.


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


Purchaser:

AMBI Inc.

By: /s/ Fredric D. Price
--------------------------
Name and Title:  Fredric D. Price, President & CEO



Seller:

OPTIMUM LIFESTYLE, INC.

By /s/ Dean Radetsky
--------------------------
Name and Title: Dean Radetsky, CEO



Shareholders:

/s/ Dean Radetsky
--------------------------
Dean Radetsky

/s/ Cheryl Radetsky
--------------------------
Cheryl Radetsky